Exhibit (a)(5)(B)
Star Mountain Lower Middle-Market Capital Corp.
140 E. 45th Street, 37th Floor
New York, New York 10017
(646) 787-0300
[•], 2023
[Stockholder Name]
Re:	Star Mountain Lower Middle-Market Capital Corp.
Tender Confirmation
Dear Stockholder:
Star Mountain Lower Middle-Market Capital Corp. (the “Company”) confirms below the final details of your tender of shares of the Company’s common stock, par value $0.001 per share (the “Shares”), on the terms and conditions set out in the Company’s Offer to Purchase (the “Offer to Purchase”).
Offer to Purchase Dated	March 3, 2023
Tender Valuation Date	March 31, 2023
Accepted Tender Shares	[•]
Net Asset Value as of Tender Valuation Date	$ [•]
Final Payment Date	[•]
Accepted Tender Amount	$ [•]
Please refer to the Offer to Purchase for additional important information. If you have any questions regarding this confirmation, please contact the Company.
Sincerely,
Star Mountain Fund Management LLC
The Advisor